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Santos Ltd
ABN 8000 7550 923
Santos House Level 29
91 King William Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: (08) 8218 5111
International: 61 8 8218 5111
Investor Relations
Facsimile: 61 8 8218 5131

Santos

04024078

SUPPL

Date: Mon 05 Apr 2004 11:50:35 PM EDT

To:
SECURITIES EXCHANGE COMMISSION

From: SANTOS LTD
SANTOS HOUSE
91 KING WILLIAM STREET
ADELAIDE SA 5000

Subject: Moomba resumes full gas production capacity ahead of schedule

Number of pages (incl. cover sheet): 2

PROCESSED
APR 07 2004
THOMSON FINANCIAL

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newsrelease

Santos
www.santos.com

6 April, 2004

Moomba resumes full gas production capacity ahead of schedule

Santos Limited advises that full gas processing capacity has been achieved from the Moomba plant, ahead of schedule.

Total Moomba gas production capacity has now achieved levels of approximately 630 terajoules per day - which equates with pre-incident capability - as a result of the resumption of processing through the Liquids Recovery Plant B train in Dew Point Control Mode.

This is an important milestone for the Moomba recovery project and will enable the plant to meet the coming winter peak gas demand.

Further repair work remains on schedule to fully restore natural gas liquids production with the Liquids Recovery Plant A train start-up scheduled for the first half of May and Liquids Recovery Plant B train start-up scheduled for the second half of July.

FOR FURTHER INFORMATION PLEASE CONTACT:

Media enquiries:
Kathryn Mitchell
08 8218 5260/0407 979 982

Investor enquiries:
Mark Kozned
08 8218 5939/0407 747 908

Santos stock symbols: STO (Australian Stock Exchange), STOSY (NASDAQ ADR)